Exhibit 99.5

CONSENT OF NEIL N. SHETH

I hereby consent to the references to, and information with respect to, me in my capacity as a proposed member of the Board of Directors of the Registrant wherever such references and information appear in the Registration Statement, including the Proxy Statement/Prospectus constituting a part thereof, and all amendments thereto.

/S/ NEIL N. SHETH
Neil N. Sheth

Boston, Massachusetts

September 27, 2004